UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
000-24024

	FORM 12b-25				CUSIP NUMBER
	NOTIFICATION OF LATE FILING				Not applicable

(Check One): ☐Form 10-K	☐Form 20-F	☒Form 11-K	☐Form 10-Q	☐Form N-SAR
☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________

PART I—REGISTRANT INFORMATION

Venture Financial Group, Inc.
Full Name of Registrant

_____________________________________________________________________________
Former Name if Applicable

1495 Wilmington Drive
Address of Principal Executive Office (Street and Number)

DuPont, Washington 98327
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III—NARRATIVE

Venture Financial Group, Inc. is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Form 11-K for the year ended December 31, 2008 (the “Form 11-K”). The Company is unable, without unreasonable effort and expense, to timely file the Form 11-K because the financial statements for the plan have not been completed. The Venture Financial Group, Inc. KSOP and ESOP financial statement audit is not complete because the plan administrator has not been able to provide the accountants with the necessary financial information due to the delay in the filing of the Form 10-K.

PART IV–OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sandra L. Sager	253	441-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☐Yes☒No
Form 10-K for the year ended December 31, 2008; Form 10-Q for the quarter ended March 31, 2009.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes☒No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VENTURE FINANCIAL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 26, 2009	By:	/s/ Sandra L. Sager
Sandra L. Sager, Chief Financial Officer